SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED

2008 NOV 12 A 8:35

08005779

7 November 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 6 November 2008 which we released to The Stock Exchange of Hong Kong Limited on 6 November 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

PROCESSED
NOV 14 2008
THOMSON REUTERS

Encl

E\sl\SHMB\quarterly results\2008-3Q\ltr.doc2

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2008. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 6 NOVEMBER 2008 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, had announced its unaudited financial results for the third quarter and for the nine months ended 30 September 2008 in Malaysia on 6 November 2008. The unaudited financial statements of SHMB have been prepared in accordance with applicable approved Financial Reporting Standards issued by the Malaysian Accounting Standards Board. The unaudited Condensed Consolidated Income Statement of SHMB is provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its unaudited financial results for the third quarter and for the nine months ended 30 September 2008 in Malaysia on 6 November 2008. The unaudited Condensed Consolidated Income Statement of SHMB is provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2008

	Three Months Ended		Nine Months Ended	
	30.9.2008	**30.9.2007**	**30.9.2008**	**30.9.2007**
	RM'000	*RM'000*	*RM'000*	*RM'000*
Revenue	**110,954**	**114,165**	**316,316**	**301,872**
Operating profit before exceptional item	30,749	38,834	73,175	81,126
Exceptional item	–	–	–	–
Operating profit after exceptional item	30,749	38,834	73,175	81,126
Interest expense	(1,480)	(1,839)	(4,775)	(5,770)
Interest income	84	89	251	169
Share of results of an associated company	(389)	(802)	(1,096)	(2,063)
Profit before tax	**28,964**	**36,282**	**67,555**	**73,462**
Tax expense	(5,711)	(5,744)	(16,308)	(16,559)
Profit for the period	**23,253**	**30,538**	**51,247**	**56,903**
Attributable to:				
Shareholders of Shangri-La Hotels (Malaysia) Berhad	**19,917**	**27,771**	**43,689**	**51,683**
Minority interests	3,336	2,767	7,558	5,220
	23,253	**30,538**	**51,247**	**56,903**
Basic Earnings per Ordinary Share (sen)	4.53	6.31	9.93	11.75
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

NA – not applicable

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER ORDINARY SHARE PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 52.78% SHARE OF THE 2008 CONSOLIDATED RESULTS OF SHMB IN SA'S 2008 FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 6 November 2008

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

END